February 12, 2020

VIA EDGAR

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Zhongchao Inc. (CIK No. 0001785566)

Registration Statement on Form F-1 (File No. 333-234807)

Request For Acceleration Of Effectiveness

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Zhongchao Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00pm US Eastern Daylight Time on February 14, 2020 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately three hundred and thirty (330) copies of the Preliminary Prospectus dated January 10, 2020 (the “Preliminary Prospectus”) through the date hereof, to dealers, institutions and others. The undersigned, as representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Signature Page Follows]

Very truly yours, Network 1 Financial Securities, Inc. Tiger Brokers (NZ) Limited By: Network 1 Financial Securities, Inc.

By:	/s/ Damon D. Testaverde
Name: Damon D. Testaverde
Title: Managing Director

[Signature page to Underwriters’ Acceleration Request]